UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,

Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As disclosed earlier, on October 10, 2025, Skycorp Solar Group Limited (the “Company”) held an extraordinary general meeting and approved, among other things, the authorization of the board of directors (the “Board”) to effect, in its sole discretion, reverse share splits of the Company’s authorized share capital, with such reverse share splits to be implemented at any time within three (3) calendar years following the conclusion of the extraordinary general meeting, as determined by the Board. On March 30, 2026, the Board of the Company approved a reverse share split of all the Company’s issued and unissued shares at an exchange ratio of one (1) share for twenty (20) shares (“Reverse Share Split”).

The Reverse Stock Split will be effective on April 13, 2026 and the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a split-adjusted basis at the opening of market on April 13, 2026.

The Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the trading symbol “PN” but will trade under the following new CUSIP number: G8221K138. The Reverse Share Split will reduce the number of outstanding Class A Ordinary Shares of the Company from 25,735,000 to approximately 1,286,750 Class A Ordinary Shares. Every twenty (20) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Share Split Class A Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: April 8, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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